SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for the month of September 2002

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

Enclosures: STMicroelectronics N.V.’s Second Quarter and First Half 2002 Operating and Financial Review and Prospects

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF INCOME (Unaudited)
(In millions of U.S. dollars, except per share data)

	Three Months Ended		Six Months Ended
	June 29, 2002(1)	June 30, 2001	June 29, 2002(1)	June 30, 2001
Net sales	$1,520.1	$1,575.1	$2,866.1	$3,481.1
Other revenues	11.0	12.1	20.2	27.2

Net revenues	1,531.1	1,587.2	2,886.3	3,508.3
Cost of sales	(955.3)	(1,054.6)	(1,858.5)	(2,119.9)

Gross profit	575.8	532.6	1,027.8	1,388.4
Selling, general and administrative	(159.9)	(180.2)	(301.4)	(356.9)
Research and development(2)	(258.3)	(255.7)	(481.9)	(527.8)
Other income and expenses(2)	(2.5)	22.7	(19.4)	28.0
Impairment, restructuring and other related closure costs	(8.3)	(311.3)	(18.0)	(311.3)

Total operating expenses	(429.0)	(724.5)	(820.7)	(1,168.0)

Operating income (loss)	146.8	(191.9)	207.1	220.4
Net interest income (expense)	(15.8)	0.5	(31.2)	3.5
Equity in loss of joint ventures	(3.3)	—	(7.2)	—

Income (loss) before income taxes and minority interests	127.7	(191.4)	168.7	223.9
Income tax income (expense)	(21.3)	28.6	(28.9)	(45.6)

Income (loss) before minority interests	106.4	(162.8)	139.8	178.3
Minority interests	(1.7)	(1.7)	(2.2)	(2.0)

Net income (loss)	$104.7	$(164.5)	$137.6	$176.3

Earnings (loss) per share (basic)	$0.12	$(0.18)	$0.15	$0.20

Earnings (loss) per share (diluted)	$0.12	$(0.18)	$0.15	$0.20

Number of weighted average shares used in calculating diluted earnings per share (in millions)	894.0	894.5	895.7	907.8

(1)	Results of operations for interim periods are not necessarily indicative of results to be expected for the full year.
(2)
Other income and expenses include primarily funds received from government agencies in connection with our research and development programs, the cost of new plant start-ups, as well as foreign currency gains and losses, the gains realized on certain sales of marketable securities, the costs of certain activities relating to intellectual property and miscellaneous revenues and expenses; in 2001, other income and expenses included the amortization of goodwill; from January 1, 2002, with the implementation of FAS 142, goodwill is no longer amortized. Our reported research and development expenses do not include design center, process engineering, pre-production or industrialization costs.

STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEET
(In millions of U.S. dollars)

	As at June 29, 2002	As at December 31, 2001
	(unaudited	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$916.7	$2,438.8
Marketable securities	1,203.3	5.4
Trade accounts receivable	1,017.4	902.4
Inventories	863.8	742.5
Other receivables and assets	636.7	468.5

Total current assets	4,637.9	4,557.6
Goodwill, net	185.6	63.0
Other intangible assets, net	330.5	149.6
Property, plant and equipment, net	6,091.2	5,888.2
Investments and other non-current assets	133.0	139.1

	6,740.3	6,239.9

Total assets	$11,378.2	$10,797.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	$25.5	$32.8
Current portion of long-term debt	89.8	96.5
Trade accounts payable	895.4	936.1
Other payables and accrued liabilities	588.3	409.5
Accrued and deferred income tax	179.8	212.4

Total current liabilities	1,778.8	1,687.3

Long-term debt	2,796.6	2,771.5
Reserves for pension and termination indemnities	146.8	115.8
Other non-current liabilities	124.5	112.2

	3,067.9	2,999.5

Total liabilities	4,846.7	4,686.8

Commitments and contingencies
Minority interests	38.2	36.0
Common stock	1,142.5	1,142.4
Capital surplus	1,837.8	1,836.0
Accumulated result	4,300.6	4,198.6
Accumulated other comprehensive loss	(439.3)	(869.0)
Treasury stock	(348,3)	(233.3)

Shareholders’ equity	6,493.3	6,074.7

Total liabilities and shareholders’ equity	$11,378.2	$10,797.5

STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
(In millions of U.S. dollars)

	Six Months Ended
	June 29, 2002	June 30, 2001
Cash flows from operating activities:
Net income	$137.6	$176.3
Add (deduct) non-cash items:
Depreciation and amortization	652.1	650.3
Amortization of discount on convertible debt	41.4	39.4
Impairment and restructuring charges	—	311.3
Gain on the sale of marketable securities	(1.4)	(36.7)
Other non-cash items	16.1	5.3
Minority interest in net income of subsidiaries	2.2	2.0
Deferred taxes	8.1	(61.9)
Change in assets and liabilities:
Trade accounts receivable	(71.8)	353.8
Inventories	(35.4)	(73.9)
Trade accounts payable	0.1	(225.5)
Other assets and liabilities, net	(114.3)	68.5

Net cash provided by operating activities	634.7	1,208.9
Cash flows from investing activities:
Payment for purchases of tangible assets	(472.2)	(1,227.1)
Purchase of marketable securities	(1,197.9)	(757.6)
Proceeds from the sale of marketable securities	1.4	40.5
Investment in intangible and financial assets	(54.8)	(108.8)
Payment for purchase of AME net of cash received $68,039	(227.6)	—

Net cash used in investing activities	(1,951.1)	(2,053.0)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	67.1	174.4
Repayment of long-term debt	(127.4)	(196.1)
Decrease in short-term facilities	(7.5)	(0.4)
Capital increase	2.0	23.7
Payments to acquire treasury stock	(115.1)	—
Dividends paid	(35.6)	(35.8)

Net cash used by financing activities	(216.5)	(34.2)
Effect of changes in exchange rates	10.8	(14.6)

Net cash decrease	(1,522.1)	(892.9)
Cash and cash equivalents at beginning of period	$2,438.8	$2,295.7

Cash and cash equivalents at end of period	$916.7	$1,402.8

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Description of Business

STMicroelectronics N.V. (the “Company”) is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices used in a wide variety of microelectronic applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. According to Dataquest-Gartner Group, the Company was the third largest semiconductor company worldwide in 2001 based on sales.

The Company offers a diversified product portfolio and develops products for a wide range of market applications to reduce its dependence on any single product, application or end market. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “system-on-a-chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a 13-week basis. In 2002, the Company’s first quarter ended on March 30, its second quarter on June 29, its third quarter will end on September 28 and its fourth quarter on December 31.

Basis of Presentation

The accompanying interim consolidated financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

material respects with those applied for the year ended December 31, 2001. The interim financial information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

Certain prior year amounts have been reclassified to conform to the current year presentation. The interim financial statements should be read in conjunction with the financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. In the second half of 2001, the Company did not enter into any combination, which would require the application of FAS 141. In the first quarter of 2002, the Company completed an asset sale and purchase agreement with Alcatel Business Systems to acquire certain assets dedicated to custom ASICs activities in the mobile phone market; the agreement also included the transfer from Alcatel Business Systems to the Company of a dedicated development team. The purchase price was approximately $1 million and the value of the workforce transferred was recorded as goodwill by the Company. On June 26, 2002 the Company completed the acquisition of Alcatel Microelectronics, a company of Alcatel group which manufactures and markets semiconductor integrated circuits. Concurrently, the Company sold to AMI Semiconductors, Inc. the just acquired mixed signal business activities of Alcatel Microelectronics and also its fabrication facility. In the second quarter of 2002 the payment for the purchase of Alcatel Microelectronics net of the proceeds from the resale to AMI was $227.8 million. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by management, based on management’s best knowledge of the acquired company and the industry. Such assumptions might be reviewed as management acquires knowledge of the acquired company or industry conditions change. Purchase price allocation may therefore be changed slightly in the next 12 months. As required by purchase accounting, the Company recorded as intangible assets $112.2 million for core technologies, $55.6 million as an intangible asset for the supply contract signed with the Alcatel group and $118.7 million as goodwill. In addition, the Company consolidated the fair value of assets and liabilities of entities acquired through Alcatel Microelectronics. As a result of this purchase price allocation, the Company also recorded a charge of $7.6 million in the second quarter of 2002 for in-process research and development.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular the statement requires that goodwill and indefinite lived intangible assets no longer be amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $2.8 million of its intangible assets to goodwill, which had a total carrying value after this reclassification of $65.8 million at January 1, 2002. In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. For its existing goodwill and the reclassified intangible assets, the Company will no longer record amortization, as would have been required prior to the adoption of FAS 142. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $8.5 million during the first half of 2002. The following table presents the impact of FAS 142 in net income and net earnings per share had the standard been in effect for the six months ended June 30, 2001 (in millions of U.S. dollars, except per share data):

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Six Months Ended
	June 29, 2002	June 30, 2001
	(unaudited)	(unaudited)
Net income as reported	137.6	176.3
Adjustments:
Amortization of goodwill	—	14.5
Amortization of acquired workforce previously classified as intangible assets	—	1.2
Income tax effect	—	(0.5)
Net income as adjusted	137.6	191.5
Diluted EPS as reported	0.15	0.20
Diluted EPS as adjusted	0.15	0.21

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which is effective for fiscal years beginning after December 15, 2001.

•
Long-Lived Assets to be held and used.    FAS 144 retains the requirements of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121) to (i) recognize an impairment loss only if the carrying amount of a long-lived assets is not recoverable from its undiscounted cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. To resolve implementation issues, FAS 144 removes goodwill from its scope and therefore, eliminates the requirement of FAS 121 to allocate goodwill to long-lived assets to be tested for impairment.

•
Long-Lived Assets to be disposed of other than by sale.    FAS 144 requires that long-lived assets to be abandoned, exchanged or distributed in a spin-off be considered held and used until they are disposed of. FAS 144 requires that the depreciable life of a long-lived asset to be abandoned be revised and also requires that an impairment loss be recognized at the date a long-lived asset is exchanged or distributed in a spin-off if the carrying amount of the assets exceeds its fair value.

•
Long-Lived assets to be disposed of by sale.    The accounting model retains the requirements of FAS 121 to measure long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

The Company adopted FAS 144 during the first quarter of 2002 and determined that no adjustment was required as a result of adopting the standard.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment Restructuring and Other Related Closure Costs

In the second quarter of 2001, the Company recorded an impairment charge of $296.3 million. This charge included impairment losses of (i) $176.7 million associated with tangible assets at the Company’s fabrication sites; (ii) $97.3 million related to purchased technologies and goodwill on previous acquisitions; and (iii) $22.3 million for financial assets with an other than temporary decline in value. This impairment charge resulted from a significant deterioration in the business climate in the semiconductor industry. Due to these market changes, the Company revised its production forecasts and foresaw an underutilization of the capacities of certain 150mm fabrication facilities. The fair value for tangible and intangible assets was determined using the discounted expected future cash flows model. Quoted market values were used in determining the fair value of financial assets. Additionally, in the second quarter of 2001, the Company recorded restructuring charges of $15.0 million relating to the closure of its facility in Ottawa, Canada. In the third quarter of 2001, the Company recorded an impairment charge of $23.3 million relating to the building and facilities of its Rancho Bernardo, California, 150mm fabrication plant; this impairment charge was based on quoted market value and resulted from management’s decision to close the plant. In the fourth quarter of 2001, the Company recorded expenses of $10.9 million related to severance costs and retention bonuses for plant employees during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

The Company recorded expenses of $8.3 million in the second quarter of 2002 and $18.0 million in the first six months of 2002 mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California.

Equity in Loss of Joint Venture

During the third quarter of 2001, the Company and Hitachi Ltd. formed a joint venture, SuperH, Inc., to develop and license RISC microprocessors. The Company is accounting for its 44% share of SuperH, Inc. under the equity method and in the balance sheet it is included in investments and other non-current assets. At December 31, 2001, the Company’s investment totaled $10.1 million. During the second quarter of 2002 the Company contributed $4.4 million in cash to a capital increase of SuperH; its 44% share of SuperH, Inc. remained unchanged. The Company recorded a charge of $7.2 million in the first six months of 2002.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	As at June 29, 2002	As at December 31, 2001
	(unaudited)	(audited)
	In millions of U.S. dollars
Goodwill	$185.6	$63.0
Other intangible assets	330.5	149.6

	$516.1	$212.6

As required by FAS 142 adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years.

The main increase during 2002 is related to the booking of $118.7 million in goodwill and of $167.8 million in intangible assets associated with the purchase of Alcatel Microelectronics.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories consist of the following:

	As at June 29, 2002	As at December 31, 2001
	(unaudited)	(audited)
	In millions of U.S. dollars
Raw materials	$54.2	$52.5
Work-in-process	591.9	534.0
Finished products	217.7	156.0

	$863.8	$742.5

Cash Equivalents and Marketable Securities

All highly liquid investments purchased with an original maturity of ninety days or less are considered to be cash equivalents.

Management determines the appropriate classification of debt and equity securities at the time of purchase and reassesses the classification at each reporting date. Certain marketable securities, which do not have a readily determinable fair value, are carried at cost. Those marketable securities classified as available-for-sale are reported at fair value with net unrealized gains or losses reported as a separate component of comprehensive income in the statement of shareholders’ equity. Other than temporary losses are recorded in net income based on the Company’s assessment of any significant, sustained reductions in the investment’s market value and of the market indicators affecting the securities. Gains and losses on securities sold are determined based on the specific identification method and are recorded as other income or expense.

At June 29, 2002, $1.2 billion of “Credit Linked Notes/Deposits” were recorded as marketable securities. These Credit Linked Notes/Deposits are bank deposits having as underlying assets bonds issued by different banks with a minimum rating of A. Interests on these deposits are paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of U.S. dollar plus a spread. The final maturity of these deposits is December 30, 2002, date on which the principal is repaid to the Company. At any time during the period, the Company can ask for the early repayment these deposits.

Net Interest Income (Loss)

	Six Months Ended
	June 29, 2002	June 30, 2001
	(unaudited)	(unaudited)
	In millions of U.S dollars
Income	$24.7	$59.1
Expense	(55.9)	(55.6)

Total	$(31.2)	$3.5

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Long-term Debt

Long-term debt consists of the following:

	As at June 29, 2002	As at December 31, 2001
	(unaudited)	(audited)
	In millions of U.S. dollars
STMicroelectronics SA (France)
• 4.90% bank loan due 2002	$—	$6.7
• 4.88% bank loan due 2002	—	6.7
• 3.72% bank loan due 2006	152.4	134.4
• 3.04% other bank loans	3.5	6.6

STMicroelectronics s.r.l. (Italy)
• 5.68% bank loan due 2002	18.4	32.1
• 5.35% bank loan due 2006	22.3	21.9
• 1.40% other bank loans	59.5	50.4

STMicroelectronics N.V. (Netherlands)
• 2.44% Liquid Yield Option Notes (LYONs) due 2009	770.7	761.5
• 3.75% Convertible Bonds due 2010	1,572.0	1,543.0

STMicroelectronics Pte (Singapore)
• 4.00% Bank loan due 2007	168.9	162.2
• 3.50% other bank loans	0.6	0.7

STMicroelectronics (others)
• 4.70% other bank loans	118.1	141.9

Total long-term debt	2,886.4	2,868.1
Total long-term debt, less current portion	$2,796.6	$2,771.5

Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

	Three Months Ended		Six Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
	(unaudited)	(unaudited)	(unaudited)	(undaudited)
Basic EPS:
Net income(loss) (in millions of U.S. dollars)	104.7	(164.5)	137.6	176.3
Weighted average shares outstanding (in millions)	887.5	894.5	888.6	892.3
EPS (basic) (in U.S. dollars)	0.12	(0.18)	0.15	0.20

Diluted EPS:
Net income(loss) (in millions of U.S. dollars)	104.7	(164.5)	137.6	176.3
Interest expense on convertible debt, net of tax(1) (in millions of U.S. dollars)	—	—	—	0.9
Net income(loss), adjusted (in millions of U.S. dollars)	104.7	(164.5)	137.6	177.2
Weighted average shares outstanding (in millions)	887.5	894.5	888.6	892.3
Dilutive effect of stock options (in millions)	6.5	—	7.1	10.1
Dilutive effect of convertible debt (in millions)	—	—	—	5.4
Number of shares used in calculating EPS (in millions)	894.0	894.5	895.7	907.8
EPS (diluted) (in U.S. dollars)	0.12	(0.18)	0.15	0.20

(1)	Due to the low level of net income per share when compared to the interest expense on convertible debt, per share, there was no dilutive effect of convertible debt at June 29, 2002.

Dividend

As approved by the annual general meeting of shareholders on March 27, 2002, the Company paid a cash dividend of $0.04 per share on April 22, 2002 for a total amount of $35.6 million.

STMICROELECTRONICS N.V.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Treasury Stock

As of December 31, 2001, 9,400,000 of the Company’s common shares had been repurchased for a total amount of $233.3 million and were reflected at cost as a reduction of shareholders’ equity. The repurchased shares were designated to fund the Company’s most recent employee stock option plan.

During the first quarter of 2002, the Company did not repurchase any of its common shares; at March 30, 2002, none of the common shares repurchased in 2001 had been transferred to employees under the employee stock option plan.

On March 1, 2002, the Company announced its intention to proceed with a further repurchase of a maximum amount of four million common shares, in order to fund the Company’s most recent employee stock option plan. The repurchase was completed in early May 2002 for a total amount of $115.1 million.

As of June 29, 2002, the Company repurchased a total of 13.4 million common shares.

Legal proceedings

The Company is subject to legal proceedings, claims, and litigations arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve this these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

Purchase commitments

As of June 29, 2002, the Company had commitments of $559 million for equipment purchases mainly for 2002, $195 million (including $50 million commitments for purchases from AMI) for foundry wafers purchases in 2002, 2003 and 2004, and $132 million for software licenses during 2002, 2003 and 2004.

Alcatel Microelectronics acquisition—pro forma information

The pro forma information below assumes that Alcatel Microelectronics acquired in June 2002 had been acquired at the beginning of 2001.

Information related to mixed-signal business and fabrication facilities sold to AMI Semiconductors, Inc. has been excluded. The restructuring costs incurred in 2001 by Alcatel Microelectronics have been excluded. The impact of charges for in-process research and development has been excluded.

Such information is presented by management based on its best knowledge of the acquired company and the industry; it might be reviewed as management acquires knowledge of the acquired company or industry conditions change.

This is presented for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place at the beginning of 2001.

	Three Months Ended		Six Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
	In millions of U.S. dollars, except per share amounts
Net revenues	1,541.1	1,621.1	2,925.8	3,666.9
Gross profit	579.6	542.1	1,040.4	1,444.9
Operating expenses	(438.0)	(737.4)	(843.9)	(1,215,2)
Operating income(loss)	141.6	(195.3)	196.5	229.7
Net income(loss)	98.8	(168.0)	124.2	185.0
Earnings per share(basic)	0.11	(0.19)	0.14	0.21
Earnings per share(diluted)	0.11	(0.19)	0.14	0.20

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Critical accounting policies using significant estimates

Our Operating and Financial Review and Prospects is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements of assets, liabilities, revenues and expenses and of the disclosures of contingent assets and liabilities accompanying notes to the financial statements. On an ongoing basis, we evaluate our estimates, including those related to volume rebates and price protection, product returns, bad debts, inventories, investments, carrying values of intangible and fixed assets, income taxes, restructuring, pensions, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgment about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates and may affect amounts reported in future periods.

We believe the following critical accounting policies affect our most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition.    Revenues on sales of products are recognized upon transfer of the ownership of the goods, which usually occurs at shipment. A portion of our sales are made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise under certain circumstances and may receive future price reductions. Provision is made at the time of sale for estimated product returns and price protection, which may occur under the contracts we have with these customers. The provision is based on the latest historical data and expected market prices evolution. If market conditions differ from our assumptions, there could be an impact in future periods; in particular, if the market conditions were to decline, this could result in a reduction of net revenues due to higher returns of products and price reductions at the time these adjustments will occur.

Intangible assets subject to amortization.    Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, we estimate the expected undiscounted future cash flows associated with the intangible assets and compare this to the carrying value. Significant estimates used in determining the undiscounted future cash flows include the applicable industry’s evolution, our market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain intangible assets.

Goodwill.    From January 1, 2002, goodwill acquired in business combinations is no longer amortized and is subject to an annual impairment test to determine the appropriate carrying value. Goodwill subject to potential impairment is determined by comparing the fair value of each reporting unit to which goodwill is allocated and comparing it with the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit. Significant estimates used in determining the discounted future cash flows include the applicable industry’s evolution, our market penetration and the market acceptance of certain new technologies. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations. Future adverse change in market conditions or poor operating results of businesses acquired may require impairment of certain goodwill.

Inventories.    Inventories are stated at the lower of cost or market. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performances. In the case of underutilization of our manufacturing facilities, the undercapacity cost is not included in the valuation of inventories. Provisions are estimated for uncommitted inventories based on order backlog and the previous quarter’s sales. To the extent that future negative market conditions generate order backlog cancellation and declining sales, this would require additional inventory write-down charges, negatively impacting cost of sales.

Property, plant and equipment.    The carrying value of tangible assets is evaluated whenever changes in circumstances indicate the carrying amount may not be recoverable. In determining recoverability, we estimate the expected future cash flows associated with the property, plant and equipment and compare this to the carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies. If the carrying value of a tangible asset were lower than the fair value estimated from its expected future cash flows, it might be impaired. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities; these plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution will differ from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets for potential impairment.

Patent and other intellectual property litigation.    We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We will record a provision when we estimate that the claim could successfully be asserted in a court of law, and in the absence of a valid offset or counterclaim. In the event of litigation, which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third party intellectual property claim, based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Business Outlook

The semiconductor industry experienced very difficult business conditions in 2001, registering the worst downturn in its history. During the first half of 2002 uncertain market conditions continued with the semiconductor industry experiencing a decline during the period. According to preliminary estimates, the TAM (“TAM” is defined as the total available market) was estimated at $66 billion and the SAM (“SAM”, the serviceable available market, defined as the market for products produced by us, which consists of the TAM excluding PC motherboard major devices such as microprocessors and their peripherals, random access memories (RAMs), read-only memories (ROMs) and semi-custom and discrete segments such as the small signal transistor market and optoelectronic devices) at $37 billion for the first half of 2002, a decrease of approximately 15% and 16%, respectively, compared to the first half of 2001. In 2001, the TAM was $139 billion, while the SAM was $78 billion. In the second quarter of 2002 there was a sequential increase in revenues compared to the first quarter of 2002 of approximately 5.8% for the TAM and of approximately 15.6% for the SAM.

During the second quarter of 2002 there was a sequential increase of 13% in our net revenues to $1,531.1 million from $1,355.2 million in the first quarter of 2002, which was primarily attributable to higher unit volume, as pricing for most product families remained under pressure. During the second quarter of 2002 we achieved a more favourable level of operating leverage from our fabrication facilities, illustrated by a sequential gross margin increase from 33.4% in the first quarter of 2002 to 37.6% in the second quarter of 2002. Our company-wide fabrication utilization rate was approximately 80%, with many of our leading edge and more mature fabrication plants reaching optimal saturation levels. During the second quarter of 2002 we were also able to maintain the aggregate of our selling general and administrative expenses and of our research and development expenses at 27.3% of our net revenues, similar to the 26.9% of net revenues they represented during the first quarter of 2002. On a sequential basis we significantly increased our operating income and net income. Additionally we generated $93.6 million and $107.7 million in operating cash flow in the second quarter and first half of 2002, respectively, excluding the acquisition of Alcatel Microelectronics.

Within the current uncertain economic and industry environment, we intend to proceed prudently to further strengthen our competitive advantage. Thus we are planning to pare back our 2002 capital expenditures to approximately $1.0 billion from the $1.2 billion we initially announced in October 2001. At the same time we are accelerating the qualification of products of our foundry partners in order to accommodate a meaningful upturn in demand without a commensurate investment in fixed assets.

Our current evaluation of backlog data and the impact of seasonal factors lead us to expect our revenues of the third quarter of 2002 to be slightly higher compared with the second quarter of 2002, which would be a solid improvement over third quarter 2001 revenues of $1.4 billion. Gross margin is likely to be similar to the 37.6% reported in the second quarter of 2002, primarily as a result of continued pricing pressure. During this period of reduced visibility, we continue to invest in research and development and new product development in order to accommodate the needs of our strategic and key customers as well as to broaden our penetration of the high growth and emerging applications within our targeted market segments

Other Developments

On March 1, 2002, we announced our intention to proceed with a further repurchase of a maximum number of four million common shares, in order to fund further stock option grants under our most recent employee stock option plan. The repurchase of such four million common shares was completed in early May 2002 for a total amount of $115.1 million.

In February 2002, we announced the acquisition of the intellectual property of Tioga Technologies Ltd. for Digital Subscriber Line (Xdsl) chipsets for approximately $10 million. We also signed an option agreement with Tioga Technologies Ltd. that provide us with a call option to merge Tioga Technologies Ltd. with one of our wholly owned subsidiaries for an additional $12 million; this call option shall commence on the closing of the deal and continue until January 15, 2003. The option agreement also grants Tioga Technologies Ltd. a put option to cause us to merge Tioga Technologies Ltd. with one of our wholly owned subsidiaries. This put option is exercisable from January 16 through January 31, 2003.

In March 2002, we announced an agreement with Royal Philips Electronics and Taiwan Semiconductors Manufacturing Company Ltd. (TMSC) for the joint development of advanced process technologies at the 300mm wafer fabrication facility “Crolles 2” site in our Crolles, France, research and development center. In April, we announced that Motorola had signed a memorandum of understanding to join this partnership. On June 30, 2002, we signed a cooperation agreement with Philips Semiconductors International BV and Motorola, Inc., for the setting-up of a state of the art 300mm pilot line for advanced research, process integration and manufacturing activities at “Crolles 2” site.

On June 26, 2002 we paid approximately $1.8 million representing 19% of the capital stock of a company set up with Dai Nippon Printing to build and operate a photomask production facility next to our manufacturing facility in Agrate, Italy, which is expected to start operations around the middle of 2003.

On June 26, 2002, we finalized the acquisition of the semiconductor chip-manufacturing unit, Alcatel Microelectronics, from Alcatel for EUR 390 million (approximately $378 million), subject to final adjustments. This transaction includes an agreement to cooperate on the joint development of DSL chip-sets that will also be made available to the open market. The new agreement also calls for us to become a preferred supplier of Alcatel, thus expanding our long-standing strategic alliance. Simultaneously with this acquisition, we signed an agreement with Idaho-based AMI Semiconductors Inc. for the sale of the just acquired mixed signal business activities of Alcatel Microelectronics for EUR 70 million (approximately $68 million). This second transaction includes Alcatel Microelectronics’ fabrication facilities located in Oudenaarde, Belgium, approximately 1,000 employees and the associated process technologies.

On July 30, 2002, we were informed that France Telecom, one of our indirect shareholders, had finalized the private placement to institutional investors of €442.22 million of 6 3/4% notes due August 2005, mandatorily exchangeable into existing common shares of STMicroelectronics. France Telecom announced that the notes are exchangeable for shares from January 2, 2004 and that the number of shares that France Telecom will deliver to the holders of the notes is a maximum of 26.42 million shares and a minimum of 20.13 million shares depending on the price of our shares at maturity.

At our Annual General Meeting held on March 27, 2002, shareholders approved all the proposed resolutions, including:

•	the re-appointment of the current Supervisory Board Members for a three-year term,

•	the re-appointment of Mr. Pasquale Pistorio to a three-year term as our President and Chief Executive Officer, and

•	the distribution of a cash dividend of $0.04 per share, consistent with the prior year’s cash dividend payment.

Results of Operations

The table below sets forth information on our net revenues by product group, by location of order shipment, by customers’ region of origin, by application, and by product family:

	Three Months Ended		Six Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
	In millions of U.S. dollars
Net Revenues by Product Group:
Telecom, Peripheral & Automotive	$730.8	$735.4	$1,387.0	$1,635.7
Discrete and Standard ICs	266.8	241.6	485.2	516.3
Memory Products	246.1	350.2	481.2	823.5
Consumer & Microcontrollers	263.2	232.2	487.2	471.2
New Ventures Group and Others(1)	24.2	27.8	45.7	61.6

Total	$1,531.1	$1,587.2	$2,886.3	$3,508.3

Net Revenues by Location of Order Shipment:(2)
Europe	$441.4	$570.2	$842.5	$1,313.1
North America	227.9	290.2	428.4	632.5
Asia Pacific	675.0	530.2	1,268.4	1,157.9
Japan	64.6	110.8	109.7	218.2
Emerging Markets	122.2	85.8	237.3	186.6

Total	$1,531.1	$1,587.2	$2,886.3	$3,508.3

Net Revenues by Customers’ Region of Origin:(2)
Europe	$647.5	$798.8	$1,222.5	$1,775.9
North America	503.5	478.4	969.2	1,030.5
Asia Pacific	215.7	103.8	397.4	301.0
Japan	125.2	187.2	214.6	355.2
Emerging Markets	39.2	19.0	82.6	45.7

Total	$1,531.1	$1,587.2	$2,886.3	$3,508.3

Net Revenues by Application:
Automotive	$199.9	$180.9	$368.4	$370.7
Consumer	333.8	305.8	623.9	678.8
Computer	342.4	331.5	670.3	751.2
Telecom	444.7	518.8	841.4	1,167.0
Industrial & Others	210.3	250.3	382.3	540.6

Total	$1,531.1	$1,587.2	$2,886.3	$3,508.3

Net Revenues by Product Family:
Differentiated Products	$1,058.7	$1,024.1	$2,011.3	$2,215.3
Standard & Commodities	93.4	85.9	171.7	186.3
Micro & Memories	190.3	303.6	361.2	738.5
Discretes	188.7	173.6	342.1	368.2

Total	$1,531.1	$1,587.2	$2,886.3	$3,508.3

(1)	Includes revenues from sales of subsystems and other products and from the New Ventures Group, which was created in May 1994 to act as a center for our new business opportunities.
(2)
For revenues classified by location of customer invoiced, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. For revenues classified by customers’ region of origin, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as North America revenues.

The table below sets forth a breakdown of operating income by product group:

	Three Months Ended	Six Months Ended
	June 29, 2002	June 29, 2002
	In millions of U.S. dollars
Operating Income by Product Group
Telecom, Peripheral & Automotive	$145.5	$278.8
Discrete and Standard ICs	39.4	59.5
Memory Products	0.8	4.3
Consumer & Microcontrollers	11.9	20.0
Others(1)	(50.8)	(155.5)

Total	$146.8	$207.1

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	Three Months Ended		Six Months Ended
	June 29, 2002	June 30, 2001	June 29, 2002	June 30, 2001
Net sales	99.3%	99.2%	99.3%	99.2%
Other revenues	0.7	0.8	0.7	0.8

Net revenues	100.0	100.0	100.0	100.0
Cost of sales	(62.4)	(66.4)	(64.4)	(60.4)

Gross profit	37.6	33.6	35.6	39.6

Operating expenses:
Selling, general and administrative	(10.4)	(11.4)	(10.4)	(10.2)
Research and development	(16.9)	(16.1)	(16.7)	(15.0)
Other income and expenses	(0.2)	1.4	(0.6)	0.8
Impairment and restructuring charges	(0.5)	(19.6)	(0.7)	(8.9)

Total operating expenses	(28.0)	(45.7)	(28.4)	(33.3)

Operating income	9.6	(12.1)	7.2	6.3
Net interest income (expense)	(1.0)	—	(1.1)	0.1
Equity in earnings of joint ventures	(0.3)	—	(0.3)	—

Income before income taxes and minority interest	8.3	(12.1)	5.8	6.4
Income tax income (expense)	(1.4)	1.8	(0.9)	(1.3)

Income before minority interests	6.9	(10.3)	4.9	5.1
Minority interests	(0.1)	(0.1)	(0.1)	(0.1)

Net income	6.8%	(10.4)%	4.8%	5.0%

Second Quarter 2002 vs. Second Quarter 2001

During the second quarter of 2002, according to preliminary estimates, the semiconductor industry experienced a decrease in revenues of approximately 2% for the TAM and of approximately 1% for the SAM, compared to the second quarter of 2001. Our net revenues in the second quarter of 2002 decreased 3.5% compared to the second quarter of 2001.

Net revenues.    Net sales decreased 3.5%, from $1,575.1 million in the second quarter of 2001 to $1,520.1 million in the second quarter of 2002. Compared to the second quarter of 2001, the decrease in our net sales in the second quarter of 2002 was primarily due to the decline in our selling prices that was partially offset by an increase in our sales volumes. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, decreased from $12.1 million in the second quarter of 2001 to $11.0 million in the second quarter of 2002. This was primarily due to a decrease in revenues from co-development contract services. Net revenues declined 3.5%, from $1,587.2 million in the second quarter of 2001 to $1,531.1 million in the second quarter of 2002.

The Telecom, Peripheral and Automotive Group’s net revenues decreased 0.6% compared to the second quarter of 2001 primarily as a result of volume decreases in sales of wireline, digital and analog, and wireless products and price decreases of printer products that was nearly offset by volume increases in sales of data storage, and audio/auto products. The Discrete and Standard ICs Group’s net revenues increased 10.4% due to volume increases in sales of transistors, standard commodities and standard logic products. The Memory Products Group’s net revenues decreased 29.7% as a result of significant volume decreases in sales of EPROM and smart card products and significant price decreases in sales of flash memory products that were not fully offset by volume increases in sales of EEPROM and NV RAM products. The Consumer and Microcontrollers Group’s net revenues increased 13.4% mainly due to significant volume increases in sales of display and TV, DVD and microcontrollers products that was partially offset by a decrease in sales of imaging and graphics products.

During the second quarter of 2002, we maintained our focus on differentiated ICs, which accounted for 69.2% of our net revenues, compared to 64.5% in the second quarter of 2000. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed signal ICs), the majority of which are also differentiated ICs, accounted for approximately 52% of our net revenues in the second quarter of 2002 compared to 50% in the second quarter of 2001, while discrete devices accounted for approximately 12% of our net revenues in the second quarter of 2002 compared to approximately 11% in the second quarter of 2001. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. However, the difficult competitive environment in the semiconductor market in more recent years has led to price pressures in these product families as well.

In the second quarter of 2002, approximately 28.8% of our net revenues by location of order shipment were realized in Europe, 14.9% in North America, 44.1% in Asia Pacific, 4.2% in Japan and 8.0% in Emerging Markets. Europe, North America and Japan registered significant declines in revenues of 7.1%, 3.4% and 2.8%, respectively, in the second quarter of 2002 versus the second quarter of 2001, due to the unfavorable global economic environment; Asia Pacific revenues increased 10.7%, and Emerging Markets revenues increased 2.6% in the second quarter of 2002 versus the second quarter of 2001 in part due to the move of some customers’ production facilities to low labor cost areas.

During the 2002 second quarter, we had several large customers, with the largest one accounting for 16.2% of our revenues. Our top ten customers accounted for approximately 50% of net revenues.

Gross profit.    Our gross profit increased by 8.1%, from $532.6 million in the second quarter of 2001 to $575.8 million in the second quarter of 2002. As a percentage of net revenues, gross margin increased from 33.6% in the second quarter of 2001 to 37.6% in the second quarter of 2002. This increase was mainly due to a special obsolete inventory charge of $70.7 million which was posted in the second quarter of 2001. The impact of changes in foreign exchange rates on gross profit in the second quarter of 2002 compared to the second quarter of 2001 was estimated to be unfavorable since the depreciation of the U.S. dollar versus the euro generated an unfavorable impact on cost of sales which more than offset the favorable impact on net revenues. See “Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased 11.3% from $180.2 million in the second quarter of 2001 to $159.9 million in the second quarter of 2002, due primarily to savings resulting from the cost control programs, hiring freeze and optimization activities that we initiated early 2001 and developed during the second half of 2001. As a percentage of net revenues, selling, general and administrative expenses decreased from 11.4% in the second quarter of 2001 to 10.4% in the second quarter of 2002

Research and development expenses.    Research and development expenses increased 1.0%, from $255.7 million in the second quarter of 2001 to $258.3 million in the second quarter of 2002. As a consequence of the acquisition of Alcatel Microelectronics, we recorded a charge of $7.6 million in the second quarter of 2002 for in-process research and development. We continued to invest heavily in research and development during the second quarter of 2002 and we plan to continue our efforts in research and development activities. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 16.1% in the second quarter of 2001 to 16.9% in the second quarter of 2002.

Other income and expenses.    Other income and expenses include, among other things, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the second quarter of 2002, the net effect of these items resulted in expense of $2.5 million compared to income of $22.7 million in the second quarter of 2001. This increase in expenses was primarily due to decreased income from the sale of investments, a decrease in funds received through governemnt agencies for research and development expenses, and costs of moving equipment from our facility of Rancho Bernado, California, to other facilities that were only partially offset by reduced start-up costs of certain new 200 mm wafer fabrication plants, and by the end of amortization of goodwill in 2002, as a consequence of implementation of FAS 142. In the second quarter of 2001, other income and expenses included $4.3 million goodwill amortization.

Impairment restructuring and other related closure costs.    In the second quarter of 2002, we recorded expenses of $8.3 million mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada and Rancho Bernardo, California. In the second quarter of 2001, we had recorded an impairment charge of $296.3 million; additionally we had recorded restructuring charges of $15.0 million relating to the closure of our facility in Ottawa, Canada.

Operating income (loss).    Operating income increased from a loss of $191.9 million in the second quarter of 2001 to income of $146.8 million in the second quarter of 2002, primarily as a result of the significant decrease in impairment charges, restructuring and other related closure costs, and the increase in gross profit. The impact of changes in foreign exchange rates on operating income in the second quarter of 2002 compared to the second quarter of 2001 was estimated to be unfavorable since the depreciation of the U.S. dollar versus the euro generated an negative impact on cost of sales and operating expenses which more than offset the favorable impact on net sales. See “Impact of Changes in Exchange Rates”.

Net interest income (expense).    Net interest income (expense) decreased from net interest income of $0.5 million in the second quarter of 2001 to net interest expense of $15.8 million in the second quarter of 2002 as a result of lower interest income on our cash, cash equivalents and market securities associated with the sharp decline in U.S. dollar denominated interest rates. Interest expense remained basically flat because the interest rate on our long-term debt was mainly to fixed rate, and therefore was not impacted by the decline in U.S. dollar denominated interest rates.

Equity in loss of joint ventures.    During the second quarter of 2002, net loss was $3.3 million and includes our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. during the third quarter of 2001, which is still in the start-up phase.

Income tax income (expense).    Net income tax decreased from income of $28.6 million in the second quarter of 2001 to an expense of $21.3 million in the second quarter of 2002 without significant decreases in the tax rates. The increase in income tax expense was due to the increase in income before income tax and minority interests.

Net income (loss).    Net income for the second quarter of 2002 was $104.7 million compared to a net loss of $164.5 million for the second quarter of 2001, which however included significantly higher costs of restructuring. Diluted earnings per share for the second quarter of 2002 were $0.12, compared to a loss of $0.18 per share for the second quarter of 2001.

First Half of 2002 vs. first Half of 2001

During the first half of 2002, according to preliminary estimates, the semiconductor industry experienced a decrease in revenues of approximately 15% for the TAM and of approximately 16% for the SAM, compared to the first half of 2001. Our net revenues in the first half of 2002 decreased 17.7% compared to the first half of 2001.

Net revenues.    Net sales decreased 17.7%, from $3,508.3 million in the first half of 2001 to $2,886.3 million in the first half of 2002. Compared to the first half of 2001, the decrease in our net sales in the first half of 2002 was primarily due to the decline in our selling prices. Other revenues, consisting primarily of co-development contract fees, certain contract indemnity payments and patent royalty income, decreased from $27.2 million in the first half of 2001 to $20.2 million in the first half of 2002. This decrease was primarily due to a decrease in revenues from co-development contract services. Net revenues declined 17.7%, from $3,508.3 million in the first half of 2001 to $2,886.3 million in the first half of 2002.

The Telecom, Peripheral and Automotive Group’s net revenues decreased 15.2% compared to the first half of 2001 primarily as a result of volume decreases in sales of wireless, wireline, digital and analog, and auto/audio products and price decreases of printer products. The Discrete and Standard ICs Group’s net revenues decreased 6.0% due to price decreases of discrete and standard logic products. The Memory Products Group’s net revenues decreased 41.6% as a result of significant volume decreases in sales of EPROM and smart card products, and a decrease in sales of flash memory products and EEPROM. The Consumer and Microcontrollers Group’s net revenues increased 3.4% mainly due to significant volume increases in sales of display and TV, DVD and microcontrollers products that were nearly offset by a significant decrease in sales of imaging, digital consumer and graphics products.

During the first half of 2002, we maintained our focus on differentiated ICs, which accounted for 69.7% of our net revenues, compared to 63.1% in the first half of 2000. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed signal ICs), the majority of which are also differentiated ICs, accounted for approximately 52% of our net revenues in the first half of 2002 compared to 50% in the first half of 2001, while discrete devices accounted for approximately 12% of our net revenues in the first half of 2002 compared to approximately 10% in the first half of 2001. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. However, the difficult competitive environment in the semiconductor market in more recent years has led to price pressures in these product families as well.

In the first half of 2002, approximately 29.2% of our net revenues by location of order shipment were realized in Europe, 14.8% in North America, 44.0% in Asia Pacific, 3.8% in Japan and 8.2% in Emerging Markets. Europe, North America and Japan registered significant declines in revenues of 8.3%, 3.2% and 2.4%, respectively, in the first half of 2002 versus the first half of 2001, due to the unfavorable global economic environment; Asia Pacific revenues increased 11.0%, and Emerging Markets revenues increased 2.9% in the first half of 2002 versus the first half of 2001 in part due to the move of some customers’ production facilities to low labor cost areas.

During the first half of 2002, we had several large customers, with the largest one accounting for 15.7% of our revenues. Our top ten customers accounted for approximately 50% of net revenues.

Gross profit.    Our gross profit decreased by 26.0%, from $1,388.4 million in the first half of 2001 to $1,027.8 million in the first half of 2002. As a percentage of net revenues, gross margin decreased from 39.6% in the first half of 2001 to 35.6% in the first half of 2002. This was mainly due to decrease in our sales volumes and pressures on our selling prices. The impact of changes in foreign exchange rates on gross profit in the first half of 2002 compared to the first half of 2001 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on cost of sales which more than offset the negative impact on net revenues. See “Impact of Changes in Exchange Rates”.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased 15.6% from $356.9 million in the first half of 2002 to $301.4 million in the first half of 2002, due primarily to savings resulting from the cost control programs, hiring freeze and optimization activities that we initiated early 2001 and developed during the second half of 2001. As a percentage of net revenues, selling, general and administrative expenses increased from 10.2% in the first half of 2001 to 10.4% in the first half of 2002.

Research and development expenses.    Research and development expenses decreased 8.7%, from $527.8 million in the first half of 2001 to $481.9 million in the first half of 2002. This decrease resulted primarily from the implementation of our cost control programs and declining expenses in non-core research and development expenditures. As a consequence of the acquisition of Alcatel Microelectronics, we recorded a charge of $7.6 million in the second half of 2002 for in-process research and development. We continued to invest heavily in research and development during the first half of 2002 and we plan to continue our efforts in research and development activities. Our reported research and development expenses do not include marketing design center, process engineering, pre-production or industrialization costs. As a percentage of net revenues, research and development expenses increased from 15.0% in the first half of 2001 to 16.7% in the first half of 2002.

Other income and expenses.    Other income and expenses include, among other things, funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses and the costs of certain activities relating to intellectual property. In the first half of 2002, the net effect of these items resulted in expense of $19.4 million compared to income of $28.0 million in the first half of 2001. This increase in expenses was primarily due to decreased income from the sale of investments, a decrease in funds received through governemnt agencies for research and development expenses, increased start-up costs of certain new 200 mm wafer fabrication plants and costs of moving equipment from our facility of Rancho Bernado, California, to other facilities. In 2002, goodwill was no longer amortized, as a consequence of implementation of FAS 142. In the first half of 2001, other income and expenses included $14.5 million goodwill amortization.

Impairment restructuring and other related closure costs.    In the first half of 2002, we recorded expenses of $18.0 million mainly related to decommissioning costs, retention bonuses and contract obligations incurred during the closure of the facilities in Ottawa, Canada, and Rancho Bernardo, California. In the first half of 2001, we had recorded an impairment charge of $296.3 million; additionally we had recorded restructuring charges of $15.0 million relating to the closure of our facility in Ottawa, Canada.

Operating income.    Operating income decreased from $220.4 million in the first half of 2001 to $207.1 million in the first half of 2002, primarily as a result of the decrease in gross profit that was more than offset by the significant decrease in our impairment charges, restructuring and other related closure costs . The impact of changes in foreign exchange rates on operating income in the first half of 2002 compared to the first half of 2001 was estimated to be favorable since the appreciation of the U.S. dollar versus the euro generated a favorable impact on cost of sales and operating expenses which more than offset the negative impact on net sales. See “Impact of Changes in Exchange Rates”.

Net interest income (expense).    Net interest income (expense) decreased from net interest income of $3.5 million in the first half of 2001 to net interest expense of $31.2 million in the first half of 2002 as a result of lower interest income on our cash, cash equivalents and market securities associated with the sharp decline in U.S. dollar denominated interest rates. Interest expense remained basically flat because the interest rate on our long-term debt was mainly to fixed rate, and therefore was not impacted by the decline in U.S. dollar denominated interest rates.

Equity in loss of joint ventures.    During the first half of 2002, net loss was $7.2 million and includes our investment in SuperH, Inc., the joint venture we formed with Hitachi, Ltd. during the third quarter of 2001, which is still in the start-up phase.

Income tax expense.    Income tax expense was $45.6 million in the first half of 2001 and $28.9 million in the first half of 2002. The decrease in income tax expense was due to the decrease in income before income tax and minority interests.

Net income.    Net income for the first half of 2002 was a profit of $137.6 million compared to a profit of $176.3 million for the first half of 2001, which however included significantly higher costs of restructuring. Diluted earnings per share for the first half of 2002 were $0.15, compared to a profit of $0.20 per share for the first half of 2001.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies, particularly the euro, the Japanese yen and other Asian currencies.

Revenues for certain products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are quoted in U.S. dollars and translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products.

Certain significant costs incurred by us, such as manufacturing labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currencies of jurisdictions where our operations are located. Significant fluctuations in the value of these currencies, particularly the euro, compared to the U.S. dollar can affect our costs and therefore our profitability.

Our principal strategies to reduce the risks associated with exchange rate fluctuations have been (i) to increase the proportion of sales to customers denominated in U.S. dollars, (ii) to purchase raw materials and services in transactions denominated in U.S. dollars (thereby reducing the exchange rate risk for costs relative to revenues, which are principally denominated or determined by reference to the U.S. dollar), and (iii) to manage certain other costs, such as financial costs, to maintain an appropriate balance between U.S. dollars and other currencies based upon the currency environment at the time. From time to time, we purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. Furthermore, the introduction of the euro as of January 1, 1999, has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. Adjustments resulting from the translation are recorded directly in shareholders’ equity, and are shown as “accumulated other comprehensive loss” in the consolidated statements of changes in shareholders’ equity. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period.

At June 29, 2002, our outstanding indebtedness was denominated principally in U.S. dollars, euro, and Singapore dollars.

Liquidity and Capital Resources

Treasury activities are regulated by our procedures, which define policies, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. Nearly all of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated “A+” or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions.

At June 29, 2002, cash and cash equivalents totaled $916.7 million, compared to $2,438.8 million at December 31,2001, and marketable securities totaled $1,203.3 million compared to $5.4 million at December 31, 2001.

Net cash generated from operating activities in both the second quarter of 2001 and 2002 was the main source of funds to finance capital expenditures.

Cash from operating activities.    The major source of cash during the first half of 2002 and in prior periods was cash provided by operating activities. Our net cash generated from operating activities totaled $634.7 million in the first half of 2002 compared to $1,208.9 million in the first half of 2001.

Net income, adjusted for non-cash items, was $856.1 million in the first half of 2002, a 21.2% decrease from $1,086.0 million in the first half of 2001, mainly due to the strong decrease in net income before impairment and restructuring charges in the first half of 2002.

Change in our assets and liabilities resulted in $221.4 million net cash used in the first half of 2002 compared to $122.9 million net cash provided in the first half of 2001. In the first half of 2002, the increase in our trade accounts receivable used net cash for $71.8 million; the increase in our inventory used net cash for $35.4 million, while the net decrease in our other asset and liabilities used $114.3 million in cash. At June 29, 2002, we had sold without recourse to financial institutions $118.5 million of receivables that fall due in the third quarter of 2002.

Cash used in investing activities.    Net cash used in investing activities was $1,951.1 million in the first half of 2002 compared to $2,053.0 million in the first half of 2001. The purchase of marketable securities, as short-term investment, was the major use of cash in investing activities and accounted for $1,197.9 million in the first half of 2002 and for $757.6 million in the first half of 2001. Payment for purchases of tangible assets decreased significantly to $472.2 million in the first half of 2002, from $1,227.1 million in the first half 2001. On June 26, 2002, we completed the acquisition of Alcatel Microelectronics; concurrently we sold to AMI Semiconductors, Inc. the just acquired mixed signal business activities of Alcatel Microelectronics and also its fabrication facility. In the first half of 2002, the payment for the purchase of Alcatel Microelectronics net of $68.0 million cash received was $227.6 million. In the first half of 2002, investments in intangible and financial assets was $54.8 million, mainly relating to the acquisition of technologies.

Operating cash flow.    The operating cash flow (defined as net cash from operating activities minus cash used in the purchase of tangible assets and minus cash used in investments in intangible and financial assets) was negative at $119.9 million, although it was positive at $107.7 million after excluding the acquisition of Alcatel Microelectronics, in the first half of 2002 compared to a negative amount of $127.0 million in the first half of 2001.

Cash from financing activities.    Net cash used by financing activities was $216.5 million in the first half of 2002 and $34.2 million in the first half of 2001.

During the first quarter of 2002, cash used for the repayment of long-term debt, net of proceeds from issuance of long-term debt, was $60.3 million. During the first half of 2002, we repurchased shares of our common stock for $115.1 million; the repurchased shares were designated to fund our most recent employee stock option plan. On March 27, 2002, we paid a cash dividend of $0.04 per share on April 22, 2002 for a total amount of $35.6 million.

Net financial position.    We had a negative net financial position (cash, cash equivalents and marketable securities net of total financial debt) of $791.9 million at June 29, 2002, compared to a negative net financial position of $456.6 million at December 31, 2001. At June 29, 2002, the aggregate amount of our long-term debt was approximately $2,886.4 million, of which $770.7 million consisted of zero-coupon convertible Liquid Yield Option™ Notes (LYONs) due 2009 and $1,572.0 million of convertible bonds due 2010; additionally the aggregate amount of our short-term credit facilities was approximately $1,044 million, under which approximately $25.5 million of indebtedness was outstanding.

As of the end of the first half of 2002, we currently have the following credit ratings on our outstanding convertible debt:

	Moody’s Investors Services	Standard & Poor’s
LYONs due 2009	Baa1	BBB+
Convertible bonds due 2010	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Commitments and contingencies    Our commitments as at June 29, 2002 were as follows:

		Payments due by period
	Total	2002	2003	2004	2005	2006	thereafter
	(in millions of U.S. dollars)
Operating leases(1)	200.0	16.6	25.8	22.9	20.1	19.2	95.4
Purchase commitments(2)	886.6	648.9	164.1	73.6
Contingent obligations(3)	40.8		40.8
	1,127.4	665.5	230.7	96.5	20.1	19.2	95.4

(1)	Operating leases are mainly related to building leases.
(2)
Purchase obligations include primarily commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers (including $50 million commitments for purchase from AMI) and for the purchase of software licenses.

(3)
Contingent obligations related to additional contractual amounts which could be paid for the joint venture with Hitachi, Ltd., and for the agreements signed with Tioga Technologies Ltd. and Dai Nippon Printing.

Financial outlook.    We currently expect that capital spending for 2002 will be approximately $1.0 billion, reduced from our previous estimate of $1.2 although we have the ability to adjust that amount up or down in response to the changes in market conditions. As of June 29, 2002, we had $559 million in outstanding commitments for purchases of equipment. The most significant of our 2002 capital expenditure projects are expected to be (i) the upgrading of the 200mm front-end plant in Agrate (Italy) for the development of the new generation of technologies below 0.13 micron; (ii) the first stage of infrastructure construction of the 300mm front-end plant located in Crolles (France); (iii) the increase in capacity in our 200mm front-end plants in Rousset (France) and in Singapore; and (iv) the construction of the building for the new 300mm front-end plant in Catania (Italy). The new 300mm wafer research fabrication and pilot line at Crolles using 0.13 micron and below process technology is being constructed and will operate in partnership with Philips Semiconductors, Motorola and Taiwan Semiconductor Manufacturing Company (TSMC). We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor market, capacity utilization and announced additions.

We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash from operations, available funds and available support from third parties (including state support), and may borrow under our available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the sale of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs. In addition, there can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us.

We believe that our available funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2002.

Impact of Recently Issued U.S. Accounting Standards

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), which is applicable for all business combinations initiated after June 30, 2001. This statement eliminates the use of the pooling-of-interests method and provides specific criteria for the recognition of intangible assets apart from goodwill. In the second half of 2001, the Company did not enter into any combination, which would require the application of FAS 141. In the first quarter of 2002, the Company completed an asset sale and purchase agreement with Alcatel Business Systems to acquire certain assets dedicated to custom ASICs activities in the mobile phone market; the agreement also included the transfer from Alcatel Business Systems to the Company of a dedicated development team. The purchase price was approximately $1 million and the value of the workforce transferred was recorded as goodwill by the Company. On June 26, 2002, the Company completed the acquisition of Alcatel Microelectronics, a company of Alcatel group which manufactures and markets semiconductor integrated circuits. Concurrently the Company sold to AMI Semiconductors, Inc. the just acquired mixed signal business activities of Alcatel Microelectronics and also its fabrication facility. In the second quarter of 2002, the payment for the purchase of Alcatel Microelectronics net of the proceeds from the resale to AMI was $227.8 million. The purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by management, based on management’s best knowledge of the acquired company and the industry. Such assumptions might be reviewed as management acquires knowledge of the acquired company or industry conditions change. Purchase price allocation may therefore be changed slightly in the next 12 months. As required by purchase accounting the Company recorded as intangible assets $112.2 million for core technologies, $55.6 million as an intangible asset for the supply contract signed with Alcatel group and $118.7 million as goodwill. In addition, the Company consolidated the fair value of assets and liabilities of entities acquired through Alcatel Microelectronics. As a result of this purchase price allocation, the Company also recorded a charge of $7.6 million in the second quarter of 2002 for in-process research and development.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles Assets (FAS 142), which is effective for fiscal years beginning after December 15, 2001. FAS 142 primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. In particular, the statement requires that goodwill and indefinite lived intangible assets be no longer amortized but be subject to annual impairment tests to determine the appropriate carrying value. FAS 142 also requires the reclassification of any intangible assets which do not meet the FAS 141 criteria for recognition separately from goodwill. The Company adopted the standards required by this statement in the first quarter of 2002. In connection with the adoption of FAS 142, the Company reclassified $2.8 million of its intangible assets to goodwill, which had a total carrying value after this reclassification of $65.8 million at January 1, 2002. In the first quarter of 2002, the Company performed the transitional impairment review required by FAS 142 and determined that no adjustment for impairment loss was required as a result of adopting the standard. For its existing goodwill and the reclassified intangible assets, the Company will no longer record amortization, as would have been required prior to the adoption of FAS 142. Had FAS 142 not been adopted, the Company would have recorded an additional amortization expense of $8.5 million during the first half of 2002.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144), which is effective for fiscal years beginning after December 15, 2001.

•
Long-Lived Assets to be held and used.    FAS 144 retains the requirements of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (FAS 121) to (i) recognize an impairment loss only if the carrying amount of a long-lived assets is not recoverable from its undiscounted cash flows and (ii) measure an impairment loss as the difference between the carrying amount and fair value of the asset. To resolve implementation issues, FAS144 removes goodwill from its scope and therefore, eliminates the requirement of FAS 121 to allocate goodwill to long-lived assets to be tested for impairment.

•
Long-Lived Assets to be disposed of other than by sale.    FAS 144 requires that a long-lived assets to be abandoned, exchanged or distributed in a spin-off be considered held and used until it is disposed of. FAS 144 requires the depreciable life of a long-lived asset to be abandoned be revised and also requires that an impairment loss be recognized at the date a long-lived asset is exchanged or distributed in a spin-off if the carrying amount of the assets exceeds its fair value.

•
Long-Lived assets to be disposed of by sale.    The accounting model retains the requirements of FAS 121 to measure long-lived asset classified as held for sale at the lower of its carrying amount or fair value less cost to sell and to cease depreciation (amortization). Therefore, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

The Company adopted FAS 144 during the first quarter of 2002 and determined that no adjustment is required as a result of adopting the standard.

Euro Conversion

On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing national currencies and the euro. The participating countries agreed to adopt the euro as their common legal currency on that date. Until January 1, 2002, either the euro or a participating country’s present currency (a “national currency”) was accepted as legal currency. On January 1,

2002, euro-denominated bills and coins were issued and national currencies were withdrawn from circulation shortly thereafter. We do not believe that the introduction and use of the euro has materially affected our foreign exchange activities, or our use of derivatives and other financial instruments, or has resulted in any material increase in costs to us. During October 2001, we successfully switched the accounts of our legal entities operating in the Euro zone from accounts denominated in national currencies to accounts denominated in euro.

Backlog

Our backlog has decreased significantly since the end of 2000 through 2001, due to the highly negative downturn in the semiconductor industry, which also resulted in an unprecedented high level of order cancellations. Because of the large reduction in our customer demand and backlog, during 2001 most of our manufacturing facilities operated below capacity. Additionally, we temporarily closed some lines during the year, mainly at our most mature plants. We also reduced the use of external front-end and back-end manufacturing services. During the 2002 first half, net order flow accelerated and our backlog increased compared to the end of 2001.

During the first half of 2002, we had several large customers, with the largest one accounting for 15.7% of our revenues. Our top ten customers accounted for approximately 50% of net revenues. We cannot guarantee that such customers, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Forward Looking Statements

Some of the above statements that are not historical facts, including without limitation certain statements made in the sections entitled “Overview—Business Outlook” and in the “Liquidity and Capital Resources—Financial Outlook” concerning our revenues, capital expenditures and results of operations, are statements of current expectations that involve risks and uncertainties and other forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended) that are based on management’s current views and assumptions. Actual results or performances could differ materially from those in such statements and from our expectations and that of our management, in particular, as a result of the following other important factors: (i) demand for our products and the competitive pricing environment; (ii) business and economic conditions in the end-user markets; (iii) excess manufacturing capacity in the semiconductor industry; (iv) possible disruption in commercial activities occasioned by major events in the world such as armed conflict or terrorism and the current uncertainty of economic and political conditions in various regions of the world; (v) the impact of foreign currency fluctuations, in particular changes in the parity between the euro and the U.S. dollar; (vi) the availability of raw material and critical components for our manufacturing operations; (vii) the success of alliances and agreements with other companies to develop new technologies; (viii) competitive factors such as the timely development of new products and designs in line with market and customer requirements; and (ix) excess or obsolete inventory and variations in inventory valuation. Unfavorable changes in the above or other factors listed under “Cautionary Statement Regarding Forward-Looking Statements” and “Item 2. Key Information—Risk Factors” from time to time in our SEC filings, including in our Annual Report on Form 20-F filed on May 24, 2002, could have a material adverse effect on our business or financial condition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMICROELECTRONICS N.V.

By:	/s/ PASQUALE PISTORIO
Pasquale Pistorio President and Chief Executive Officer

Date:    September 11, 2002